SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July 2002

                               STOLT-NIELSEN S.A.
            --------------------------------------------------------
                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                     ENGLAND
                  ---------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X          Form 40-F
                                 ---                  ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     This Form 6-K shall be deemed to be incorporated by reference into the registrant's Registration Statements on Form S-8 (File Nos. 333-11178 and 333-06958) and to be a part of such registration statements from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed.

     Certain statements contained in this Form 6-K are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements relate to the registrant's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions.

     The forward-looking statements that the registrant makes reflect its current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including risk factors listed from time to time in the registrant's filings with the Securities and Exchange Commission. Many of these factors are beyond the registrant's ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. The registrant undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The following is a statement by the registrant with respect to a planned change in auditors:

     Our independent public accountant is Arthur Andersen LLP ("AA"), the U.S. member firm of Andersen Worldwide. On March 14, 2002, AA was indicted by the U.S. Department of Justice on federal obstruction of justice charges in connection with its alleged destruction of documents related to Enron Corp. On June 15, 2002, a jury convicted AA on these charges. The SEC has announced that it will continue to accept financial statements audited by member firms of Andersen Worldwide until August 31, 2002, the date on which AA intends to cease practicing before the SEC.

     We have informed AA that the firm will be terminated as our independent auditor effective July 31, 2002. The reports of AA on our financial statements for the fiscal years ended November 30, 1999, 2000 and 2001 contained no adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended November 30, 2001, 2000 and 1999 and through the date hereof, there were no disagreements between us and AA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to AA's satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years, and there were no "reportable events," as defined in Item 304(a)(1)(v) of Regulation S-K.

     Our board of directors has approved the appointment of Deloitte & Touche LLP as our independent public accountant. Under Luxembourg law, the decision to appoint a new auditor is subject to the approval of our shareholders. We intend to hold an extraordinary general meeting of shareholders for this purpose during our fourth fiscal quarter.

     During the fiscal years ended November 30, 2001, 2000 and 1999 and through the date hereof, we did not consult Deloitte & Touche LLP with respect to either
(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (ii) any matter that was either the subject of a disagreement, within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or any "reportable event," as defined in Item 304(a)(1)(v) of Regulation S-K.

     We provided AA with a copy of this report and requested that AA furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by us in this report, and if not, stating the respects in which it does not agree. AA has indicated to us that it no longer issues such letters.
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      STOLT-NIELSEN S.A.


Date:  July 24, 2002                  By: /s/ Alan B. Winsor
                                         ---------------------------------------
                                         Name:  Alan B. Winsor, Attorney-in-Fact